UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D



                    Under the Securities Exchange Act of 1934
                                (Amendment No 2)*


                        The Ashton Technology Group, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, par value $.01
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   045084-10-0
--------------------------------------------------------------------------------
                                 (CUSIP Number)

             Louis J. Bevilacqua, Esq., Cadwalader Wickersham & Taft
                      100 Maiden Lane, New York, NY 10038
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                October 22, 1996
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with the statement . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1      NAME OF  REPORTING  PERSON
       S.S.  OR I.R.S.  IDENTIFICATION  NO. OF ABOVE PERSON
       Fredric W. Rittereiser

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [x] The existence of a group is disclaimed.

3      SEC USE ONLY

4      SOURCE OF FUNDS
       00

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [x]

6      CITIZENSHIP OR PLACE OF ORGANIZATION
       U.S.A.
                      7       SOLE VOTING POWER
                              1,000,000
     NUMBER OF
       SHARES         8       SHARED VOTING POWER
    BENEFICIALLY              -0-
      OWNED BY
        EACH          9       SOLE DISPOSITIVE POWER
     REPORTING                1,000,000
       PERSON
        WITH          10      SHARED DISPOSITIVE POWER
                              -0-

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       1,000,000

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       13.2%

14     TYPE OF REPORTING PERSON
       IN

1      NAME OF  REPORTING  PERSON
       S.S.  OR I.R.S.  IDENTIFICATION  NO. OF ABOVE PERSON
       Robert A. Eprile

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [x] The existence of a group is disclaimed.

3      SEC USE ONLY

4      SOURCE OF FUNDS
       00

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6      CITIZENSHIP  OR PLACE OF  ORGANIZATION
       U.S.A.

                      7       SOLE VOTING POWER
                              750,000
     NUMBER OF
       SHARES         8       SHARED VOTING POWER
    BENEFICIALLY              -0-
      OWNED BY
        EACH          9       SOLE DISPOSITIVE POWER
     REPORTING                750,000
       PERSON
        WITH          10      SHARED DISPOSITIVE POWER
                              -0-

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       750,000

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       9.9%

14     TYPE OF REPORTING PERSON
       IN

1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       John A. Blohm

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [x] The existence of a group is disclaimed.

3      SEC USE ONLY

4      SOURCE OF FUNDS
       PF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
       [  ]

6      CITIZENSHIP OR PLACE OF ORGANIZATION
       U.S.A.

                      7       SOLE VOTING POWER
                              12,500
     NUMBER OF
       SHARES         8       SHARED VOTING POWER
    BENEFICIALLY              -0-
      OWNED BY
        EACH          9       SOLE DISPOSITIVE POWER
     REPORTING                12,500
       PERSON
        WITH          10      SHARED DISPOSITIVE POWER
                              -0-

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       12,500

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       0.16%

14     TYPE OF REPORTING PERSON
       IN

1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       The Dover Group, Inc.

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [x] The existence of a group is disclaimed.

3      SEC USE ONLY

4      SOURCE OF FUNDS
       WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [x]

6      CITIZENSHIP OR PLACE OF ORGANIZATION
       U.S.A.

                      7       SOLE VOTING POWER
                              513,500
     NUMBER OF
       SHARES         8       SHARED VOTING POWER
    BENEFICIALLY              -0-
      OWNED BY
        EACH          9       SOLE DISPOSITIVE POWER
     REPORTING                513,500
       PERSON
        WITH          10      SHARED DISPOSITIVE POWER
                              -0-

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       513,500

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       6.8%

14     TYPE OF REPORTING PERSON
       CO

1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       Dr. F.E. Weimmer, Jr.

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [x] The existence of a group is disclaimed.

3      SEC USE ONLY

4      SOURCE OF FUNDS
       00

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6      CITIZENSHIP OR PLACE OF ORGANIZATION
       U.S.A.

                      7       SOLE VOTING POWER
                              10,000
     NUMBER OF
       SHARES         8       SHARED VOTING POWER
    BENEFICIALLY              -0-
      OWNED BY
        EACH          9       SOLE DISPOSITIVE POWER
     REPORTING                10,000
       PERSON
        WITH          10      SHARED DISPOSITIVE POWER
                              -0-

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       10,000

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       0.01%

14     TYPE OF REPORTING PERSON
       IN

1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       F.E. Weimmer, Sr.

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [x] The existence of a group is disclaimed.

3      SEC USE ONLY

4      SOURCE OF FUNDS
       00

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6      CITIZENSHIP OR PLACE OF ORGANIZATION
       U.S.A.

                      7       SOLE VOTING POWER
                              130,000
     NUMBER OF
       SHARES         8       SHARED VOTING POWER
    BENEFICIALLY              -0-
      OWNED BY
        EACH          9       SOLE DISPOSITIVE POWER
     REPORTING                130,000
       PERSON
        WITH          10      SHARED DISPOSITIVE POWER
                              -0-

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       130,000

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       1.7%

14     TYPE OF REPORTING PERSON
       IN

1      NAME OF REPORTING PERSON
       S.S.   OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       F.E. Rittereiser, Sr.

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [x] The existence of a group is disclaimed.

3      SEC USE ONLY

4      SOURCE OF FUNDS
       00

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6      CITIZENSHIP OR PLACE OF ORGANIZATION
       U.S.A.

                      7       SOLE VOTING POWER
                              75,000
     NUMBER OF
       SHARES         8       SHARED VOTING POWER
    BENEFICIALLY              -0-
      OWNED BY
        EACH          9       SOLE DISPOSITIVE POWER
     REPORTING                75,000
       PERSON
        WITH          10      SHARED DISPOSITIVE POWER
                              -0-

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       75,000

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       0.99%

14     TYPE OF REPORTING PERSON
       IN

1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       Tom Rittereiser, as Trustee for Alexis J. Rittereiser, Amanda Weimmer, and John Weimmer

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [x] The existence of a group is disclaimed.

3      SEC USE ONLY

4      SOURCE OF FUNDS
       00

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6      CITIZENSHIP OR PLACE OF ORGANIZATION
       U.S.A.

                      7       SOLE VOTING POWER
                              110,000

     NUMBER OF
       SHARES         8       SHARED VOTING POWER
    BENEFICIALLY              -0-
      OWNED BY
        EACH          9       SOLE DISPOSITIVE POWER
     REPORTING                110,000
       PERSON
        WITH          10      SHARED DISPOSITIVE POWER
                              -0-

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       110,000

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       1.45%

14     TYPE OF REPORTING PERSON
       OO


                         AMENDMENT NO. 2 TO SCHEDULE 13D

     This Statement relates to shares of Common Stock, $.01 par value per share (the "Common Stock"), of The Ashton Technology Group, Inc. (the "Issuer" ). Fredric W. Rittereiser ("Rittereiser"), Robert A. Eprile ("Eprile"), John A. Blohm ("Blohm"), The Dover Group, Inc. ("Dover"), F.E. Weimmer, Sr., Dr. F.E. Weimmer, Jr., F.E. Rittereiser, Sr., and Thomas Rittereiser as Trustee for Alexis J. Rittereiser, Amanda Weimmer, and John Weimmer ("Thomas Rittereiser as Trustee") (each of the foregoing a "Reporting Person") filed a combined Schedule 13D on September 13, 1996 with respect to the Common Stock, which was amended on September 17, 1996. From and after October 22, 1996, the Reporting Persons hereby disclaim that they are acting as a group with respect to the Common Stock. This Amendment No. 2 effectively terminates the Section 13(d) reporting obligations of Blohm, F.E. Weimmer, Sr., Dr. F.E. Weimmer, Jr., F.E. Rittereiser, Sr. and Thomas Rittereiser as Trustee because each such person is currently a beneficial owner of less than 5% of the Common Stock. This Statement amends and supplements Items 2, 3, 4, 5, 6 and 7 of any previous Schedule 13D regarding the Issuer filed by Rittereiser, Eprile, Dover, F.E. Weimmer, Sr., Dr. F.E. Weimmer, Jr., F.E. Rittereiser, Sr., and Thomas Rittereiser as Trustee.

Item 2.  Identity and Background

          This Item is hereby amended and restated as follows:

          1.   (a) Fredric W. Rittereiser.

               (b) c/o Universal Trading Technologies Corporation ("UTTC"), 1900 Market Street, Suite 701, Philadelphia, Pennsylvania 19103-0012

               (c) President and Chief Executive Officer of the Issuer, Chairman of the Board of Directors of UTTC, an approximately 80% owned subsidiary of the Issuer and Chairman of the Board of Directors and Chief Executive Officer of Dover.

               (d)  No.

               (e) Rittereiser served as a President of Sherwood Capital Corp. ("Sherwood"), a broker-dealer in securities from February, 1987 through October, 1988. In May of 1993, a former customer of Sherwood brought an action naming as respondents Sherwood, the account executive who had previously serviced the customer's account, the branch manager of the location where the customer's account had previously been maintained and Rittereiser, as President of Sherwood. The customer alleged that as a result of the account executive having made unsuitable investment recommendations, he had incurred losses for which Sherwood, the branch office manager and Rittereiser were jointly and severally liable as a result of their alleged failure to have properly supervised the account executive.

                    In August of 1993, the customer and Sherwood executed a release and settlement agreement which provided, in pertinent part, that the customer would withdraw all claims that had been asserted against Sherwood and its affiliated parties (including former officers) and that the customer would release Sherwood and such affiliated parties from all further claims.

                    Based in part on Rittereiser's belief that as an officer he was an affiliated party of Sherwood who was indemnified and therefore covered by the release and settlement agreement, as well as the fact that Rittereiser was not served with a copy of the customer's statement of claim, Rittereiser did not respond to the customer's allegations. In April of 1994, notwithstanding the release and settlement agreement and the fact that Rittereiser was not then a member of the NASD, a default award was entered against Rittereiser and the other individual respondents in the amount of $33,500 together with the costs in the amount of $1,700. Rittereiser did not pay this arbitration award and, as a result thereof, his registration as a member of the NASD was suspended on or about September of 1994. Rittereiser has retained counsel for the purpose of setting aside or otherwise rescinding such suspension.

               (f)  U.S.A.

          2.   (a) Robert A. Eprile.

               (b)  124 West 60th Street, Suite 18D, New York, New York 10023.

               (c) Chairman of the Board of Directors and Treasurer of the Issuer, Director, President and Chief Operating Officer of UTTC.

               (d)  No.

               (e)  No.

               (f)  U.S.A.

          3.   (a) John A. Blohm.

               (b)  704 Squires Road, Towson, Maryland 21286.

               (c)  Director of the Issuer and Executive Vice President of UTTC.

               (d)  No.

               (e)  No.

               (f)  U.S.A.

          4.   (a) The Dover Group, Inc.

               (b)  17 Route 37 East, Toms River, NJ 08753.

               (c) A private family corporation whose stock is held by various members of the extended Rittereiser and Weimmer families. The principal business of Dover is investing. Dover is a stockholder in the Issuer.

               (d)  No.

               (e)  No.

               (f)  Delaware.

          5.   (a) Dr. F.E. Weimmer, Jr.

               (b)  c/o Dover, 17 Route 37 East, Toms River, NJ 08753.

               (c)  Chiropractor. President and Director of Dover.

               (d)  No.

               (e)  No.

               (f)  U.S.A.

          6.   (a) F.E. Weimmer, Sr.

               (b)  c/o Dover, 17 Route 37 East, Toms River, NJ 08753.

               (c)  Director of Dover.

               (d)  No.

               (e)  No.

               (f)  U.S.A.

          7.   (a) F.E. Rittereiser, Sr.

               (b)  c/o Dover, 17 Route 37 East, Toms River, NJ 08753.

               (c)  Director of Dover.

               (d)  No.

               (e)  No.

               (f)  U.S.A.

          8. (a) Thomas Rittereiser, as Trustee for Alexis J. Rittereiser, Amanda Weimmer and John Weimmer.

               (b)  c/o Dover, 17 Route 37 East, Toms River, NJ 08753.

               (c)  Director of Dover.

               (d)  No.

               (e)  No.

               (f)  U.S.A.

Item 3.  Source and Amount of Funds or Other Consideration

     No change except see Item 4 for source of funds for Rittereiser.

Item 4.  Purpose of Transaction

     This Item is hereby amended and restated as follows:

     At the time the Reporting Persons filed a combined Schedule 13D on September 13, 1996 with respect to the Common Stock (as amended on September 17,
1996), the Reporting Persons were concerned with the direction of the Issuer under the management of Raymond T. Tate, the former Chairman of the Board and Chief Executive Officer of the Issuer. As described below, on October 22, 1996, the Reporting Persons resolved their differences with Mr. Tate and the Issuer regarding the direction of the Issuer. Consequently, the Reporting Persons do not have any present intention, but hereby reserve the right as stockholders of the Issuer, to take any action with respect to the matters listed in items (b) through (j) of this Item 4. The Reporting Persons may each dispose of or acquire additional shares of common stock or other securities of the Issuer. The Reporting Persons each intend to exercise their rights as shareholders to vote for or against any matter in accordance with their respective best interests.

     On October 22, 1996, the Reporting Persons entered into a settlement agreement (the "Settlement Agreement") with Raymond T. Tate ("Tate"), Helen J. Tate, as trustee for the Andrew Patrick Tate Trust, Helen J. Tate, as trustee for the Susan Katherine Tate Burrowbridge Trust and Helen J. Tate, as trustee for the Elizabeth Tate Winters Trust (collectively, the "Tate Trusts"). A copy of the Settlement Agreement is filed as Exhibit 99.1 to this Schedule 13D. The Settlement Agreement resolved all differences among the parties thereto, and all parties to the Settlement Agreement agreed to release each of the other parties from any and all actions or claims arising out of or in connection with the matters covered by the Settlement Agreement. Pursuant to the Settlement Agreement, on October 22, 1996, Tate resigned from his position as Director of the Issuer and its subsidiaries and all officer positions held by him in the Issuer and its subsidiaries. Pursuant to the Settlement Agreement, on October 22, 1996, the Board of Directors of the Issuer elected Fred S. Weingard, Executive Vice President of the Issuer's subsidiary UTTC, to fill the vacancy on the Issuer's Board of Directors created by the resignation of Tate.

     Pursuant to the Settlement Agreement and in consideration of the payment of $250,000, on October 22, 1996, Helen J. Tate, as trustee for the Tate Trusts, granted to Rittereiser or his designee the option (the "Call Option"), exercisable at any time from April 2, 1997 through June 2, 1997, to purchase 1,000,000 shares of the Issuer's Common Stock, from the Tate Trusts for a total purchase price of $4,500,000. The $250,000 was paid on behalf of Rittereiser by Dover, a Delaware corporation of which Rittereiser is the Chairman and Chief Executive Officer. Pursuant to the Settlement Agreement and in consideration for $1, Rittereiser also granted Tate the option (the "Put Option"), exercisable at any time during the five business days following the exercise of the Call Option, to require Rittereiser to purchase from Tate the 107,500 shares of Common Stock of the Issuer owned, beneficially or otherwise, by Tate for a total purchase price of $483,750. The Put Option is assignable by Rittereiser.

     On October 22, 1996, Tate and the Issuer also entered into a license agreement (the "License Agreement"), a copy of which is filed as Exhibit 99.2 to this Schedule 13D. Under the terms of the License Agreement, the Issuer granted to Tate a perpetual, worldwide license, at his own cost, to use, sublicense, reproduce and make derivative works and enhancements of the technology used by the Issuer to develop the Ashton Technology Encryption Devices ("ATED"), including the ATED Key Management System, encryption software and crypto-server technology (the "Licensed Technology") in any field of use other than the Financial Services Industry (as such term is defined in the License Agreement). In consideration for granting the license, Tate (or his permitted assigns under the License Agreement) must pay a perpetual annual royalty to the Issuer equal to 2% of the total gross revenues earned from the use of the Licensed Technology. Tate's right to use the Licensed Technology will be exclusive, provided Tate pays to the Issuer a cumulative license fee equal to $100,000 by October 22, 2000 (the "License Fee"). The License Fee will be reduced by the total amount of royalties paid to the Issuer. Tate may assign the license to any person or entity controlled by Tate.

     The Issuer and Tate also entered into a consulting agreement, dated October 22, 1996, (the "Consulting Agreement"), a copy of which is filed as Exhibit 99.3 to this Schedule 13D. Under the terms of the Consulting Agreement, the Issuer retained Tate to act as a consultant to Computer Sciences Innovations, Inc. ("CSI"), a subsidiary of the Issuer, for the period from October 22, 1996 to December 31, 1998. As compensation for such services, for the period from October 22, 1996 through December 31, 1996, the Issuer will pay Tate (or, in the event of his death, his estate) $40,000, in substantially equal bi-weekly payments. For the period from October 22, 1996 through December 31, 1998, the Issuer will pay to Raymond Tate Associates, Inc. $120,000 per annum. Tate also agreed not to compete with the Issuer in the Financial Services Industry (as such term is defined in the Consulting Agreement) during the term of the Consulting Agreement.

     In connection with the Settlement Agreement, First United Equities Corporation the representative of the underwriters of the Company's May 2, 1996 initial public offering ("First United"), agreed to waive certain restrictions on the transfer of Common Stock by Mr. Tate and Helen J. Tate, as trustees of the Tate Trusts. In consideration for such waiver, the Company agreed to release First United from any and all actions or claims arising out of or in connection with the Settlement Agreement. The Company also agreed to indemnify First United for any such actions and to reimburse First United for certain legal fees incurred in connection with the Settlement Agreement.

     The Settlement Agreement, the License Agreement and the Consulting Agreement and all transactions contemplated thereby were unanimously approved by the Company's Board of Directors, acting through Vice Admiral (U.S. Navy retired) Albert J. Baciocco, Jr. and Dr. Ruth M. Davis, the Company's outside directors.

     On October 22, 1996, after closing the transactions contemplated by the Settlement Agreement, the newly-constituted Board of Directors of the Issuer convened a meeting and took the following actions: (i) amended Article V,
Section 6 of the By-Laws of the Issuer to permit the positions of Chairman of the Board and Chief Executive Officer to be held by different individuals; (ii) elected Eprile, currently a Director of the Issuer as well as the President and Chief Operating Officer of UTTC, Chairman of the Board and Treasurer of the Issuer; (iii) appointed Rittereiser President and Chief Executive Officer of the Issuer and Chairman of the Board of UTTC and (iv) authorized the Issuer to reimburse the Reporting Persons for any and all legal services rendered by the law firm of Cadwalader, Wickersham & Taft in connection with or relating to the Settlement Agreement, the transactions contemplated thereby and the disputes settled thereby.

     Effective October 22, 1996, the Reporting Persons hereby disband the group formed to pursue negotiations with the Issuer regarding the possible resolution of the concerns previously expressed in this Statement by the Reporting Persons and therefore disclaim beneficial ownership of the voting securities of the Issuer held by each Reporting Person.

Item 5.  Interest in Securities of the Issuer

     This Item is hereby amended and restated as follows:

     (a) According to the Issuer's Form 10-QSB for the period ending June 30, 1996, the Issuer had issued and outstanding 7,562,500 shares of Common Stock.

     Eprile is the beneficial owner of 750,000 shares or 9.9% of the outstanding Common Stock. Blohm is the beneficial owner of 12,500 shares or 0.16% of the outstanding Common Stock. The shares of Common Stock held by Blohm exclude 350,000 options, 70,000 exercisable on April 1, 1997, 70,000 on April 1, 1998 and 210,000 on April 1, 1999. Dr. F.E. Weimmer, Jr., F.E. Weimmer Sr. and F.E. Rittereiser, Sr. are the beneficial owners of 10,000, 130,000 and 75,000 shares of Common Stock, respectively, or 0.01%, 1.7% and 0.99% respectively, of the total outstanding Common Stock. Thomas Rittereiser as Trustee is the beneficial owner of 110,000 shares or 1.45% of the total shares of Common Stock outstanding. The shares of Common Stock held by Thomas Rittereiser as Trustee exclude 40,000 shares owned by Donna Rittereiser, his wife, to which he disclaims beneficial ownership.

     Rittereiser is not the record holder of any shares of Common Stock. However, as a result of the Call Option, Rittereiser may be deemed to be the beneficial owner of 1,000,000 shares of Common Stock, or 13.2% of the outstanding Common Stock. Dover is the record holder of 513,500 shares of Common Stock, or 6.8% of the outstanding Common Stock . The shares of Common Stock held by Dover exclude 240,000 warrants exercisable on May 2, 1997 and expiring on May 2, 2002.

     As disclosed in Item 4, effective October 22, 1996, the Reporting Persons hereby disband the group formed to pursue negotiations with the Issuer regarding the possible resolution of the concerns previously expressed in this Statement by the Reporting Persons. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of any of the shares of Common Stock owned by another Reporting Person for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

                  (b)
---------------------------------------------------------------------------------------------------------------------

              Rittereiser    Eprile       Blohm        Dover     Dr. F.E.     F.E.         F.E.         Thomas
                                                                 Weimmer, Jr. Weimmer, Sr. Rittereiser, Rittereiser,
                                                                                           Sr.          as Trustee
---------------------------------------------------------------------------------------------------------------------

Sole Power    1,000,000      750,000       12,500      513,500      10,000      130,000       75,000      110,000
to vote/
direct vote
---------------------------------------------------------------------------------------------------------------------

Shared Power      -0-          -0-          -0-          -0-         -0-          -0-          -0-          -0-
to
vote/direct
vote
---------------------------------------------------------------------------------------------------------------------

Sole Power    1,000,000      750,000       12,500      513,500      10,000      130,000       75,000      110,000
to dispose/
direct
disposition
---------------------------------------------------------------------------------------------------------------------

Shared Power      -0-          -0-          -0-          -0-         -0-          -0-          -0-          -0-
to dispose/
direct
disposition
---------------------------------------------------------------------------------------------------------------------

     (c) During the past sixty days, the following transactions in the Common Stock were effected by the Reporting Persons:

     See Item 4.

     (d) Not Applicable

     (e) As of October 22, 1996, Blohm, F.E. Weimmer, Sr., Dr. F.E. Weimmer, Jr., F.E. Rittereiser, Sr. and Thomas Rittereiser as Trustee ceased to be beneficial owners of more than five percent of the Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     See Item 4.

Item 7.   Material to Be Filed as Exhibits

          Exhibit 99.1: Settlement Agreement, dated October 22, 1996, by and among the Issuer, Tate, Helen J. Tate as trustee for the Tate Trusts and the Reporting Persons.

          Exhibit 99.2: License Agreement, dated October 22, 1996 between the Issuer and Tate.

          Exhibit 99.3: Consulting Agreement, dated October 22, 1996, between the Issuer and Tate.

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 25, 1996

Fredric W. Rittereiser                 Robert A. Eprile

/s/  Fredric W. Rittereiser             /s/  Robert A. Eprile


John A. Blohm                          The Dover Group, Inc.

/s/  John A. Blohm                     /s/  Fredric W. Rittereiser
                                       Name:  Fredric W. Rittereiser
                                       Title:   Chairman

Dr. F.E. Weimmer, Jr.                  F.E. Weimmer, Sr.

/s/  Dr. F.E. Weimmer, Jr.             /s/  F. E. Weimmer, Sr.


F.E. Rittereiser, Sr.                  Thomas Rittereiser as Trustee

/s/  F.E. Rittereiser, Sr.              /s/  Thomas Rittereiser as Trustee